ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

September 26, 2014

George G. Baxter

(617) 951-7748

george.baxter@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Amy Miller, Esq.

Re:	Allianz Funds (Registration Nos. 33-36528 and 811-6161)—Responses to Comments on Post-Effective Amendment No. 169; Allianz Funds Multi-Strategy Trust (Registration Nos. 333-148624 and 811-22167)—Responses to Comments on Post-Effective Amendment No. 61

Dear Ms. Miller:

I am writing on behalf of Allianz Funds (“AF”) and Allianz Funds Multi-Strategy Trust (“MST,” and, together with AF, the “Registrants”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission,” or the “SEC”) on AF’s Post-Effective Amendment No. 169 (the “AF 485(a) Amendment”) to AF’s Registration Statement on Form N-1A and MST’s Post-Effective Amendment No. 61 (the “MST 485(a) Amendment,” and, together with the AF 485(a) Amendment, the “485(a) Amendments”) to MST’s Registration Statement on Form N-1A. The AF 485(a) Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on June 30, 2014, in connection with the annual update of its Registration Statement for all existing series of AF (each, a “Fund” and together, the “AF Funds”). The MST 485(a) Amendment was filed pursuant to Rule 485(a) under the Securities Act, on July 2, 2014, in connection with the registration of Class A and Institutional Class shares of an existing series of MST, the AllianzGI Best Styles Global Equity Fund (the “Best Styles Global Equity Fund,” a “Fund,” and together with the AF Funds, the “Funds”).

We received your oral comments regarding the 485(a) Amendments via telephone on August 15, 2014. Summaries of your comments and the Registrants’ responses are set forth below. These responses have been reflected, to the extent applicable, in AF’s Post-Effective Amendment No. 170 (the “AF 485(b) Amendment”) to AF’s Registration Statement and in MST’s Post-Effective Amendment No. 66 (the “MST 485(b) Amendment” and, together with the AF 485(b) Amendment, the “485(b) Amendments”) to MST’s Registration Statement. The AF 485(b) Amendment and the MST 485(b) Amendment were filed on August 28, 2014, each pursuant to Rule 485(b) under the Securities Act.

Prospectuses

AF 485(a) Amendment and MST 485(a) Amendment

1.	Comment: If derivatives may be taken into account in assessing compliance with a Fund’s 80% test (a “Rule 35d-1 Policy”), please describe how derivatives are included or counted for purposes of the Fund’s Rule 35d-1 Policy and describe how they will be valued. The Staff reiterates its position that a derivative’s market value should be used to include or count such derivative for purposes of a Fund’s Rule 35d-1 policy.

Response: For purposes of determining compliance with its Rule 35d-1 Policy, a Fund may account for a derivative position by reference to either its market value or notional value, depending on the circumstances. The Registrants note that, as a practical matter, the Funds with Rule 35d-1 Policies make relatively limited use of derivatives contracts and would satisfy such policies by using the market values of their derivatives contracts. However, the Registrants respectfully disagree with the Staff’s position that a derivative contract’s market value is always the only appropriate measure for determining compliance with a Rule 35d-1 Policy. Consistent with the purposes of Rule 35d-1, the Registrants believe it is appropriate to use a derivative contract’s notional value when notional value is the best measure of the economic exposure the derivatives contract provides to investments that are consistent with the Fund’s name. For example, a fund with the word “bond” in its name might appropriately use the notional value of a long position in a bond futures contract for purposes of measuring the fund’s compliance with its Rule 35d-1 Policy. This is because the potential performance impact of holding a long position in a bond futures contract would be viewed as tied to its notional value, rather than its market value. The Registrants note that rigid use of the market values of derivatives contracts for Rule 35d-1 purposes, without regard to economic exposure, would not only serve to prevent funds with appropriate economic exposure to a given type of investment from satisfying their Rule 35d-1 Policies, it would also permit funds with economic exposures very different from their names to comply with their Rule 35d-1 Policies. For example, a fund with “equity” in its name that invests 90% of its assets in equities, but hedges out all of its equity exposure with short positions in equity index futures, would satisfy its Rule 35d-1 Policy notwithstanding that it had no economic exposure to equity investments.

2.	Comment: Please revise the sentence in the section titled “Tax Information” within each Fund Summary to clarify that an investor who invests through a tax-deferred arrangement may be taxed upon withdrawal from the Fund.

Response: The Registrants respectfully submit that the current disclosure remains appropriate and in compliance with the requirements of Form N-1A. To the extent that an investor may be taxed upon withdrawal from a Fund, the Registrants believe this result is evident from the term “tax-deferred arrangement.” Furthermore, the language included within this section is identical to the example language used by the Commission in the Appendix to the proposing release for amendments to Form N-1A. See Investment Company Act Release No. 28064 (Nov. 21, 2007). The Registrants recognize that this

Appendix was included in the proposing release for illustrative purposes only, however the final rule release for amendments to Form N-1A did not suggest any additional or new language, and the since-amended Form N-1A does not refer to any need to provide the type of disclosure now requested by the Staff. See Investment Company Act Release No. 28584 (May 28, 2009).

AF 485(a) Amendment

3.	Comment: For each Fund with a portfolio turnover rate significantly greater than 100%, please consider revising disclosure in such Fund’s “Principal Investments and Strategies” section to state that the Fund intends to engage in active and frequent trading, as described in Instruction 7 to Item 9 of Form N-1A.

Response: AF notes that Instruction 7 to Item 9 of Form N-1A requires each Fund to disclose whether it may engage in active and frequent trading of portfolio securities to achieve its principal investment strategies and if so, to explain the tax consequences to shareholders of increased portfolio turnover, and how the tax consequences of, or trading costs associated with, a fund’s portfolio turnover may affect the fund’s performance. AF believes that the inclusion of “Turnover Risk” as a principal risk of each Fund satisfies this requirement and notes that disclosure in the section titled “Summary of Principal Risks–Turnover Risk” states: “Higher portfolio turnover involves correspondingly greater expenses to a Fund, including brokerage commissions or dealer mark-ups and other transaction costs on the sale of securities and reinvestments in other securities. Such sales may also result in realization of taxable capital gains, including short-term capital gains (which are taxed as ordinary income when distributed to individual shareholders), and may adversely impact a Fund’s after-tax returns. The trading costs and tax effects associated with portfolio turnover may adversely affect a Fund’s performance.” Because AF believes the existing Item 9 disclosure relating to portfolio turnover is helpful to investors and consistent with Instruction 7 to Item 9 of Form N-1A, AF respectfully declines to make the requested changes.

AllianzGI Emerging Markets Opportunities Fund

4.	Comment: Please consider revising and/or reformatting the “Principal Investment Strategies” section of the Fund’s Fund Summary and the section titled “Principal Investments and Strategies” to be more reader-friendly, consistent with “plain English” principles as codified in Rule 421(d) under the Securities Act, and as described in SEC Releases Nos. 33-7497 and 2014-08.

Response: AF respectfully believes the referenced disclosure is adequate and clearly describes the Fund’s principal investment strategies in a reader-friendly manner, consistent with Item 4 of Form N-1A and with “plain English” principles as codified in Rule 421(d) under the Securities Act, and as described in SEC Releases Nos. 33-7497 and 2014-08. Nevertheless, in response to the Staff’s comment, the disclosure in the seventh sentence of the “Principal Investment Strategies” section of the Fund’s Fund Summary has been revised as follows (new language denoted by underline and deletions by ~~strikethrough~~):

Additionally, all investment recommendations are thoroughly vetted on ~~a bottom-up basis~~ an individual company level to confirm the investment ~~thesis~~ rationale and suitability before a purchase or sale.

Corresponding revisions have been made to related disclosure throughout the AF 485(b) Amendment, including in the section of the AF Prospectus titled “Principal Investments and Strategies.”

AllianzGI Focused Growth Fund

5.	Comment: The Staff notes that the investment objective of Fund was changed from “The Fund seeks capital appreciation” (the “previous objective”) to “The Fund seeks long-term capital appreciation” (the “new objective”). The Staff further notes the section titled “Characteristics and Risks of Securities and Investment Techniques–Changes in Investment Objectives and Policies” states that the investment objective of the Fund is fundamental and may not be changed by the Board of Trustees without shareholder approval. Please confirm whether Fund shareholders approved the change in investment objective and, if not, explain how the change was made without shareholder approval.

Response: AF notes that the Fund’s previous objective was a non-fundamental policy that was permitted to be changed without shareholder approval. See Allianz Funds Post-Effective Amendment No. 164 dated August 28, 2013.1 In March 2014, AF’s Board of Trustees approved a number of changes to the Fund’s policies, including adopting a new investment objective and making that new investment objective a fundamental policy that cannot be subsequently changed without shareholder approval. Because the Fund’s previous objective was not a fundamental policy at the time it was changed to the Fund’s new objective, AF’s Board of Trustees was not required to seek shareholder approval before changing the Fund’s previous objective.

AllianzGI Global Natural Resources Fund

6.	Comment: The Staff notes that disclosure in the “Principal Investment Strategies” section of the Fund’s Fund Summary states that in satisfying its Rule 35d-1 Policy, the Fund may invest in equity securities of companies that are “associated with natural resources.” Please consider revising this language to clarify the meaning of the phrase “associated with” for purposes of the Fund’s Rule 35d-1 Policy, or, alternatively, please confirm how the Fund’s investments in accordance with its current Rule 35d-1 Policy result in sufficient ties to natural resources in order to satisfy Rule 35d-1 under the Investment Company Act of 1940 (the “1940 Act”).

1 Post-Effective Amendment No. 164 is available at: https://www.sec.gov/Archives/edgar/data/867297/000095012313007295/y30402a1e485bpos.htm.

Response: AF confirms that in satisfying its Rule 35d-1 Policy, the Fund invests in companies that are principally engaged in the research, development, manufacturing, extraction, distribution or sale of materials, energy or goods related to the Agriculture, Energy, Materials and Commodity-Related Industrial sectors, as described in the “Principal Investment Strategies” section of the Fund’s Fund Summary. The percentages of the Fund’s portfolio holdings as of July 31, 2014 represented by industries related to the Agriculture, Energy, Materials and Commodity-Related Industrial sectors (per the Global Industry Classification Standard (“GICS”) method) are reflected in the table below:

GICS Industry	Portfolio Weight
Oil Gas & Consumable Fuels	37.2%
Chemicals	16.2%
Metals & Mining	12.2%
Energy Equipment & Services	10.3%
Road & Rail	5.1%
Food Products	3.0%
Construction Materials	2.9%
Marine	1.6%
Total	88.5%

AF respectfully submits that these securities, which constitute approximately 88.5% of the Fund’s portfolio, constitute investments in one of the four sectors referenced above, have an association with natural resources beyond a mere loose association, and are consistent with the Fund’s principal investment strategies. In addition to the categories represented in the table above, AF notes that the securities of companies that are formally categorized as falling into other industries may nevertheless be counted toward the Fund’s Rule 35d-1 Policy if the Fund determines that the principal activities of such companies cause them to fall within its Rule 35d-1 Policy. AF believes the referenced disclosure is appropriate.

7.	Comment: The Staff notes that disclosure in the “Principal Investment Strategies” section of the Fund’s Fund Summary states that under normal circumstances, the Fund will invest a minimum of 1/3 of its assets in non-U.S. securities. In light of past guidance by the Commission and the Staff, please explain why the use of the word “Global” is appropriate in the name of this Fund under Section 35(d) of the 1940 Act.

Response: AF notes that Rule 35d-1 does not regulate several terms, including “global,” that under previous Staff interpretations of Section 35(d) of the 1940 Act had entailed certain investment requirements. In the adopting release for Rule 35d-1, the Commission affirmatively chose not to impose an investment percentage threshold in non-U.S. securities or a minimum number of countries in which a fund must invest to appropriately use “Global” in its name, and the adopting release indicates that such term does not give rise to an 80% investment requirement. Instead, the adopting release asserts that this term connotes diversification among investments in a number of different countries throughout the world and states the Commission expects that companies using such name will invest accordingly. In addition, the adopting release invokes the Staff’s long-standing position that, as a general matter, an investment company may use any reasonable definition of the terms used in its name. AF notes that in June 2012 the Staff provided informal guidance to the Investment Company Institute indicating that one possible approach to satisfying the requirements of Section 35(d) for a fund with “Global” in its name would be to “expressly describe how the fund will invest its assets in investments that are tied economically to a number of countries throughout the world.”2

AF believes that the “global” nature of the Fund can be meaningfully appreciated and evaluated using the current 1/3 minimum standard for investments in non-U.S. securities because of the inherently global nature of the Fund’s natural resources-related investments. The Fund has a Rule 35d-1 policy to invest in equity securities of companies that are associated with natural resources, including those companies that are principally engaged in the research, development, manufacturing, extraction, distribution or sale of materials, energy or goods related to the Agriculture, Energy, Materials or Commodity-Related Industrials sectors. As disclosed in the “Principal Investments and Strategies” section of the Fund’s Prospectus, “[i]nvestments in these sectors can be significantly affected by events relating to international political and economic developments, energy conservation, the success of exploration projects, global commodity prices, tax and other government regulations, or natural phenomena around the world.”

AF further notes that current risk disclosure illustrates the global nature of the natural resources-related companies in which the Fund invests. The section titled “Summary of Principal Risks – Focused Investment Risk – Natural Resources-Related Companies Risk” in the AF 485(a) Amendment stated:

Natural resources industries can be significantly affected by events relating to international political and economic developments, energy conservation, the success of exploration projects, commodity prices, tax and other government regulations, and natural phenomena such as drought, floods and other adverse weather conditions and livestock disease. Specifically, cyclical industries can be significantly affected by general economic trends, including employment, economic growth, interest rates, changes in consumer sentiment and spending, global commodity prices, legislation, government regulation and spending, import controls and worldwide competition and companies engaged in such industries can be subject to liability for, among other things, environmental damage, depletion of resources, and mandated expenditures for safety and pollution control.

2 Investment Company Institute Memorandum 26215, SEC Staff Comments on Fund Names (Rule 35d-1) (Jun. 4, 2012) (hereinafter the “ICI Memorandum”) (quoting the Staff). The introduction to this memorandum states: “In response to inquiries from [Investment Company Institute] members about SEC staff comments on fund names that include the terms ‘international’ and ‘global,’ we sought clarification from the staff on their views. This memo summarizes our understanding of the staff’s position on the use of these terms.”

This language remained unchanged in the AF 485(b) Amendment.

AF has informed us that, as of June 30, 2014, the Fund had approximately 35% of its net assets invested companies located in 13 countries other than the U.S. By committing to invest normally at least 1/3 of its assets in non-U.S. securities and in at least eight different countries, and by investing in companies that are principally engaged in the research, development, manufacturing, extraction, distribution or sale of materials, energy or goods related to the Agriculture, Energy, Materials or Commodity-Related Industrials sectors, which themselves are highly exposed to global economic trends and political developments, among other things, AF believes that the Fund has established a reasonable definition of the term “Global” as used in its name.

AllianzGI Global Small-Cap Fund

8.	Comment: Please disclose how much the Fund intends to invest in non-U.S. securities, and, in light of past guidance by the Commission and the Staff, please explain why the use of the word “Global” is appropriate in the name of this Fund under Section 35(d) of the 1940 Act.

Response: AF has informed us that, as of June 30, 2014, the Global Small-Cap Fund had approximately 41% of its net assets invested in companies located in 22 countries other than the U.S. The Fund is managed with reference to its benchmark, the MSCI World Small-Cap Index, of which approximately 42% was represented by non-U.S. investments as of June 30, 2014. The Fund’s Fund Summary discloses that the Fund normally will invest in issuers located in at least eight different countries (including the U.S.) with no more than 25% of its assets in issuers located in any one country outside the U.S. (other than France, Germany, Japan and the United Kingdom) and up to 30% of its assets in emerging market securities (but no more than 10% in any one emerging market country).

As noted in our response to Comment 7 above, Rule 35d-1 does not regulate several terms, including “global,” that previous Staff interpretations of Section 35(d) had entailed certain investment requirements. In the adopting release for Rule 35d-1, the Commission affirmatively chose not to impose an investment percentage threshold in non-U.S. securities or a minimum number of countries in which a fund must invest to appropriately use “Global” in its name, and the adopting release indicates that such term does not give rise to an 80% investment requirement. Instead, the adopting release asserts that this term connotes diversification among investments in a number of different countries throughout the world and states the Commission expects that companies using such name will invest accordingly. In addition, the adopting release invokes the Staff’s long-standing position that, as a general matter, an investment company may use any reasonable definition of the terms used in its name. Also as noted above, in June 2012, the Staff provided informal guidance to the Investment Company Institute indicating that one possible approach to satisfying the requirements of Section 35(d) for a fund with “Global” in its name would be to “expressly describe how the fund will invest its assets in investments that are tied economically to a number of countries throughout the world.”3

3 Id.

By committing to invest normally in issuers located in at least eight different countries with no more than 25% of its assets in issuers located in any one country outside the U.S. (other than France, Germany, Japan and the United Kingdom) and up to 30% of its assets in emerging market securities, AF believes that the Fund has established a reasonable definition of the term “global” as used in its name. Furthermore, AF believes that the use of the term “global” in its name is reasonable given that the Fund invests a similar portion of its assets in non-U.S. investments as does its benchmark, the MSCI World Small-Cap Index. As the Fund invested approximately 40% of its assets in non-U.S. securities and was invested in 23 countries (other than the U.S.) as of June 30, 2014, AF respectfully submits that the Fund invests a significant amount of its assets globally. Therefore, AF respectfully declines to revise the Fund’s principal investment strategies disclosure to specify the percentage of assets that the Fund intends to invest outside the U.S.

AllianzGI Wellness Fund

9.	Comment: The Staff notes that disclosure in the “Principal Investment Strategies” section of the Fund’s Fund Summary states that in satisfying its Rule 35d-1 Policy, the Fund seeks to achieve its objective by normally investing at least 80% of its net assets (plus borrowings made for investment purposes) in “wellness-related companies.” Please consider revising this language to clarify the meaning of the phrase “wellness-related companies” for purposes of the Fund’s Rule 35d-1 Policy, or, alternatively, please confirm how the Fund’s investments in accordance with its current Rule 35d-1 Policy result in sufficient ties to “wellness” in order to satisfy Rule 35d-1 under the 1940 Act.

Response: As disclosed in the section titled “Principal Investment Strategies,” the Fund defines wellness-related companies to include those “in the healthcare industry and other companies that provide products or services that promote or aid in achieving a healthy lifestyle.” AF respectfully submits that the Fund’s definition of wellness-related companies includes sufficiently narrow criteria (i.e., such companies must be in the healthcare industry or provide products or services that promote or aid in achieving a healthy lifestyle) and is consistent with common market usage. AF further notes that the disclosure provided in response to Item 9 of Form N-1A under “Principal Investment and Strategies” provides additional detail regarding the definition of wellness-related companies. Therefore, AF respectfully declines to make the requested change.

MST 485(a) Amendment

AllianzGI Best Styles Global Equity Fund

10.	Comment: Please confirm that the Expense Reductions referenced in the Annual Fund Operating Expenses table will be in place for no less than one year from the effective date of the MST 485(b) Amendment.

Response: MST confirms that the Expense Reductions referenced in the Annual Fund Operating Expenses table have a contractual term of not less than one year from the effective date of the MST 485(b) Amendment.

11.	Comment: Please consider revising disclosure in the footnote to the Annual Fund Operating Expenses table relating to the expense reductions in the Fund’s Fund Summary or in the section titled “Management of the Fund–Expense Limitation Arrangements” to provide more information about the “certain credits and other expenses” that are excluded from the calculation of the Fund’s Total Annual Operating Expenses for purposes of determining the amount of any waiver or reimbursement of Fund management fees.

Response: The requested change has been made. Disclosure in the section titled “Management of the Fund–Expense Limitation Arrangements” has been revised as follows (new language denoted by underline):

Specifically, the Manager will waive its Management Fee or reimburse the Fund until the date indicated to the extent that Total Annual Fund Operating Expenses including the payment of organizational expenses, but excluding interest, tax and extraordinary expenses, and certain credits and other expenses, including custodial credits, transfer agency credits and expense offset arrangements, exceed the amount specified for each share class of the Fund as a percentage of average net assets.

12.	Comment: The Staff notes that disclosure in footnote 3 to the Fund’s Annual Fund Operating Expenses table states that “the Manager may recoup waived or reimbursed amounts for three years, provided total expenses, including such recoupment, do not exceed the annual expense limit.” Please consider revising to clarify that this statement refers to the annual expense limit in effect at the time of such waiver or reimbursement.

Response: The requested change has been made.

13.	Comment: The Staff notes that the fourth and fifth sentences of the third paragraph of the section titled “Prior Related Performance Information” state: “‘Net of Fees’ figures also reflect the deduction of investment advisory fees. Custodial fees, if any, were not included in the calculation.” Please consider revising disclosure in the fourth sentence to clarify that the net-of-fees composite returns reflect the deduction of all fees and expenses other than custodial fees.

Response: MST has reviewed the Staff’s guidance in the applicable Nicholas-Applegate no-action letter (pub. Avail. Aug. 6, 1996) with respect to “net of fees” disclosure and believes the existing disclosure is consistent with the Staff’s guidance in that the information is not incomplete, inaccurate, or misleading and does not impede understanding of required information. MST notes further that the composite included in this section contains separately managed and other institutional accounts that do not involve the same types of fees and expenses (e.g., sales loads and distribution fees, among others), as does the Fund, and, instead, involve only an advisory fee paid to AllianzGI U.S. Thus, MST respectfully declines to make changes to the “net of fees” disclosure.

14.	Comment: Because the Fund will offer shares to retail investors, please make an effort to revise and/or reformat the “Principal Investment Strategies” section of the Fund’s Fund Summary to be more reader-friendly, consistent with “plain English” principles as codified in Rule 421(d) under the Securities Act, and as described in SEC Releases Nos. 33-7497 and 2014-08.

Response: MST respectfully believes the referenced disclosure is adequate and clearly describes the Fund’s principal investment strategies in a reader-friendly manner, consistent with Item 4 of Form N-1A and with “plain English” principles as codified in Rule 421(d) under the Securities Act, and as described in SEC Releases Nos. 33-7497 and 2014-08. Thus, MST respectfully declines to make the requested change.

Statements of Additional Information

AF 485(a) Amendment and MST 485(a) Amendment

15.	Comment: The Staff notes that disclosure in the section titled “Investment Practices, Policies, Strategies and Risks–Mortgage-Related and Asset-Backed Securities–Mortgage Pass-Through Securities” currently states: “In the case of privately issued mortgage-related securities, the Funds take the position that mortgage-related securities do not represent interests in any particular ‘industry’ or group of industries.” Please consider revising this disclosure in light of the Staff’s position that, for purposes of a fund’s fundamental policy on industry concentration, privately issued mortgage-related securities represent an investment in an industry or group of related industries.

Response: The Registrants respectfully submit that their current concentration policies and related disclosure are consistent with Section 8(b)(1) of the 1940 Act and the rules and other Commission guidance thereunder. Section 8(b)(1) requires an investment company (“fund”) to state in its registration statement, among other things, whether it reserves the freedom to concentrate investments in a particular industry or group of industries (a “concentration policy”). If such freedom is reserved, Section 8(b)(1) requires the fund to include a statement briefly indicating, insofar as is practicable, the extent to which the fund intends to concentrate its investments.

Neither the 1940 Act nor Form N-1A specify how to define an “industry” for purposes of a fund’s concentration policy under Section 8(b)(1). Former Guide 19 to Form N-1A, which was repealed in 1998, provided that a fund may select its own industry classification; however, such classification must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different. In the SEC No-Action Letters issued to Morgan Stanley Securities Trust and BlackRock Multi-Sector Income Trust, each dated July 8, 2013, the Commission stated that Section 8(b)(1) allows funds “some discretion” to implement a concentration policy and states that “a fund must clearly and precisely describe, with as much specificity as is practicable, the circumstances under which the fund intends to concentrate its investments.”4

The Registrants believe that if they were to treat privately issued mortgage-related securities as a single industry or group of industries, such grouping would be overly broad and would encompass companies with materially different economic characteristics. The Registrants believe that their disclosed position regarding the treatment of privately issued mortgage-related securities for purposes of a fund’s industry concentration policy is therefore reasonable and appropriate and respectfully decline to revise the disclosure relating to privately issued mortgage-related securities.

* * * * *

Tandy Representation

On behalf of the Registrants, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Registrants will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrants.

* * * * *

Please do not hesitate to call me (at 617-951-7748) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

/s/ George G. Baxter IV

George G. Baxter IV, Esq.

cc:	Julian Sluyters
Thomas J. Fuccillo, Esq.
Angela Borreggine, Esq.
Debra Rubano, Esq.
David C. Sullivan, Esq.
George B. Raine, Esq.
Maureen A. Meredith, Esq.
Justin Hebenstreit, Esq.

4 Quoted language can be found in each of Morgan Stanley Securities Trust SEC No-Action Letter (Jul. 8, 2013); and BlackRock Multi-Sector Income Trust SEC No-Action Letter (Jul. 8, 2013).